FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AMENDMENT TO TABLES OF FINANCIAL DEBT MATURITIES WITH THIRD PARTIES
OF PRESS RELEASE DATED FEBRUARY 27, 2008

(Santiago, Chile, March 6, 2008) – Endesa Chile (NYSE: EOC) has amended tables 4 and 4.1 included in the Press Release dated February 27, 2008. There are no additional changes to the rest of the tables or the text of the mentioned Press Release. Hereunder, you will find the amended tables.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	424,703	630,931	99,962	145,351	14,473	1,234,597	2,550,016

Endesa Chile (*)	424,703	630,931	99,962	145,351	14,473	1,234,597	2,550,016

Argentina	71,430	83,229	63,637	78,729	21,077		318,102

Costanera	59,763	59,896	40,304	37,062	21,077		218,102
Chocón	11,667	23,333	23,333	41,667			100,000

Perú	134,769	88,555	43,372	47,618	71,829	73,863	460,006

Edegel	134,769	88,555	43,372	47,618	71,829	73,863	460,006

Colombia	31,417	157,573		198,535	151,387	208,462	747,374

Emgesa	31,417	157,573		198,535	151,387	208,462	747,374

TOTAL	662,319	960,288	206,971	470,232	258,766	1,516,922	4,075,499

Table 4.1

(Million Ch$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	211,030	313,503	49,670	72,223	7,192	613,459	1,267,077

Endesa Chile (*)	211,030	313,503	49,670	72,223	7,192	613,459	1,267,077

Argentina	35,493	41,356	31,621	39,119	10,473		158,062

Costanera	29,696	29,762	20,027	18,416	10,473		108,373
Chocón	5,797	11,594	11,594	20,704			49,689

Perú	66,965	44,002	21,551	23,661	35,691	36,702	228,572

Edegel	66,965	44,002	21,551	23,661	35,691	36,702	228,572

Colombia	15,611	78,297		98,650	75,223	103,582	371,363

Emgesa	15,611	78,297		98,650	75,223	103,582	371,363

TOTAL	329,100	477,157	102,842	233,654	128,578	753,743	2,025,075

(*) Includes: Endesa Chile, Compañía Eléctrica Cono Sur S.A., Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón
(*) Includes exercise in 2009 of put option of Yankee Bond for MMUS$ 220

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: March 06, 2008